Exhibit 99.1

ASX ANNOUNCEMENT

June 22nd, 2010

Genetic Technologies appoints Lewis J. Stuart as General Manager of its

New North American Molecular Diagnostics Business

Genetic Technologies Limited (NASDAQ: GENE; ASX: GTG) announced today the appointment of Mr. Lewis Stuart as General Manager of its North American molecular diagnostics business.  The new division is the result of the Company’s recent acquisition of US assets including BREVAGen™, the world’s first fully validated risk assessment test for non-hereditary breast cancer.

Mr. Stuart brings more than 28 years of US and European health sector sales and marketing experience across multiple therapeutic categories including women’s health, infectious disease and endocrinology.

“We are excited to have Lewis join the GTG senior leadership team in this pivotal role as we expand our business into the US with the launch of BREVAGen™ later this year.  This appointment is an important milestone in Genetic Technologies’ movement towards the US launch of BREVAGen™ and the global expansion of our molecular diagnostics business,” said Dr. Paul MacLeman, Chief Executive Officer of Genetic Technologies.

“I am honored to join Genetic Technologies and to introduce BREVAGen™, an important advancement in women’s health and in the prevention of breast cancer,” Mr. Stuart said.

Mr. Stuart most recently served as Senior Vice President, Commercial Operations at cardiovascular drug developer CV Therapeutics (“CVT”), where he led the launch of Ranexa™ and played a significant role in growing CVT’s market cap from $300 million to its $1.5 billion acquisition by Gilead.  In this role, Mr. Stuart had responsibility for sales, marketing, medical affairs, managed care and investor relations.  During his tenure at CVT, Mr. Stuart recruited and deployed the company’s 325 person sales team, created the related infrastructure and built a strong foundation for the successful launch of the first in class Ranexa™ franchise in the US and Europe.

Prior to CVT, Mr. Stuart held senior US and European sales and marketing positions within the biotechnology sector, including six years as Vice President, Sales at Agouron Pharmaceuticals, Inc., a Pfizer company.  There, he deployed an HIV sales organization to launch Agouron’s lead product, Viracept, which became the most widely prescribed protease inhibitor in the US and was recognized as biotech’s most successful product launch (Fortune, February 1997).  Earlier in Mr. Stuart’s career, he directed the sales teams for several cardiovascular products at Bristol Myers Squibb, Inc. and has also held senior sales and marketing positions with Solvay Pharmaceuticals, Centocor and Upjohn.

The Company plans to establish the new business and its commercial capabilities in the Eastern United States.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management including BREVAGen™, the Company’s first in class test for non-hereditary breast cancer risk; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.

For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040